SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)*

TECNOGLASS INC.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G87264 100
(CUSIP Number)

Jose M. Daes, Chief Executive Officer Energy Holding Corporation c/o Tecnoglass Inc. Avenida Circunvalar a 100 mts de la Via 40 Barrio Las Flores Barranquilla, Colombia (57)(5) 3734000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87264 100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Energy Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,567,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,567,141
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,567,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G87264 100	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Joaquin Fernandez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,567,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,567,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,567,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Alberto Velilla Becerra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,567,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,567,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,567,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 5 of 11 Pages

This Schedule 13D is filed jointly by Energy Holding Corporation (“EHC”), Joaquin Fernandez and Alberto Velilla Becerra (collectively, the “Reporting Persons”) with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Tecnoglass Inc. (formerly known as Andina Acquisition Corporation), a Cayman Islands company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 24,310,363 Ordinary Shares outstanding as of April 11, 2014.

Background

The Issuer was formed under the name “Andina Acquisition Corporation” as an exempted company in the Cayman Islands on September 21, 2011 in order to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. On August 17, 2013, the Issuer entered into that certain Agreement and Plan of Reorganization, as amended (the “Merger Agreement”), with Tecno Corporation, Tecnoglass S.A. (“Tecnoglass”) and C.I. Energia Solar S.A. E.S. Windows (“ES”). After signing the Merger Agreement, Tecnoglass and ES underwent a reorganization, in which (a) the holders of Tecnoglass and ES securities became the sole shareholders of EHC, (b) EHC became the sole shareholder of Tecno Corporation and (c) Tecnoglass and ES became the indirect, wholly-owned subsidiaries of Tecno Corporation.

On December 20, 2013, the Issuer consummated the transaction contemplated by the Merger Agreement, whereby the Issuer’s wholly-owned subsidiary merged with and into Tecno Corporation (the “Merger”), with Tecno Corporation surviving as the wholly-owned subsidiary of the Issuer.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia.

Item 2. Identity and Background.

The Reporting Persons are EHC, Joaquin Fernandez and Alberto Velilla Becerra. The business address for EHC is c/o Avalon Management Limited, Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 715, Grand Cayman KY1-1107, Cayman Islands. The business address for Joaquin Fernandez and Alberto Velilla Becerra is Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia.

The chief executive officer of EHC is Jose M. Daes, who also serves as chief executive officer of the Issuer. Mr. Fernandez is the chief financial officer of the Issuer. Mr. Becerra is the owner of Avanty Ltda.

CUSIP No. G87264 100	SCHEDULE 13D	Page 6 of 11 Pages

Neither EHC, nor Messrs. Fernandez and Becerra have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither EHC, nor Messrs. Fernandez and Becerra have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EHC is an exempted company formed under the laws of the Cayman Islands. Messrs. Fernandez and Becerra are each citizens of Colombia.

Item 3. Sources of Funds.

On December 20, 2013, EHC received 20,567,141 Ordinary Shares in exchange for all of the outstanding ordinary shares of Tecno Corporation upon consummation of the Merger. As additional consideration for the Merger, EHC may also receive up to an additional 3,000,000 Ordinary Shares (“Earnout Shares”) upon the attainment of specified share price targets or targets based on the Issuer’s EBITDA in the fiscal years ending December 31, 2014, 2015 or 2016. The following table sets forth the targets and the number of Earnout Shares issuable to EHC upon the achievement of such targets:

	Ordinary Share	EBITDA Target		Number of Earnout Shares
	Price Target	Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/14	$12.00 per share	$30,000,000	$36,000,000	416,667	500,000
Fiscal year ending 12/31/15	$13.00 per share	$35,000,000	$40,000,000	875,000	1,000,000
Fiscal year ending 12/31/16	$15.00 per share	$40,000,000	$45,000,000	1,333,333	1,500,000

If either the ordinary share target or the maximum EBITDA target is met in any fiscal year, EHC will receive the maximum number of Earnout Shares indicated for the year. In the event the ordinary share target is not met but the Issuer’s EBITDA falls within the minimum and maximum EBITDA target for a specified year, the number of Earnout Shares to be issued will be interpolated between such targets. In the event neither the ordinary share target nor the minimum EBITDA target is met in a particular year, but a subsequent year’s share price or EBITDA target is met, EHC will earn the Earnout Shares for the previous year as if the prior year’s target had been met.

Item 4. Purpose of Transaction.

EHC acquired the Ordinary Shares in connection with the Merger for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities for investment purposes (including the Earnout Shares), or dispose of securities, in the open market or in private transactions, including without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described below.

CUSIP No. G87264 100	SCHEDULE 13D	Page 7 of 11 Pages

At the date of this Schedule 13D, except as set forth above, and except as is consistent with Mr. Fernandez’s position as an executive officer of the Issuer, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

EHC holds 20,567,141 Ordinary Shares, which represents 84.6% of the outstanding and issued Ordinary Shares. This amount does not include Earnout Shares that EHC may acquire in the future upon the terms and conditions described in Item 3 above. Messrs. Fernandez and Becerra, as directors of EHC, have shared voting and dispositive power of the Ordinary Shares held by EHC, and may therefore each be deemed to beneficially own all of the shares held by EHC. Neither Mr. Fernandez nor Mr. Becerra holds shares of the Issuer directly. Each of Messrs. Fernandez and Becerra disclaims beneficial ownership of the shares held by EHC, except to the extent of his pecuniary interest thereto.

CUSIP No. G87264 100	SCHEDULE 13D	Page 8 of 11 Pages

Except to the extent EHC may in the future make distributions to its shareholders by which its shareholders would receive dividends from, or the proceeds from the sale of, the Ordinary Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares acquired by the Reporting Persons.

In the past 60 days, the Reporting Persons have not engaged in any transactions involving the Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth below, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Upon consummation of the Merger, EHC agreed not to sell or transfer the Ordinary Shares it received upon consummation of the Merger, except to certain permitted transferees, for a period of 12 months following the Merger.

Pursuant to the Merger Agreement, EHC is bound by the Additional Shares Escrow Agreement between the Issuer, the Committee, EHC’s Representative and Continental Stock Transfer & Trust Company as escrow agent, pursuant to which the Earnout Shares are to be held pending release upon the attainment of the specified share price targets or targets based on the Issuer’s EBITDA in the fiscal years ending December 31, 2014, 2015 or 2016, as described more fully in Item 3 above, which information is incorporated herein by reference. Neither EHC, nor any other party, has any rights (including ownership and voting) with respect to the Earnout Shares until such shares are released pursuant to the terms of the Additional Shares Escrow Agreement.

EHC is also bound by the Indemnity Escrow Agreement, which was also entered into upon consummation of the Merger between the Issuer, the Committee, EHC’s Representative and Continental Stock Transfer & Trust Company, as escrow agent. Pursuant to the Indemnity Escrow Agreement, 890,000 Ordinary Shares issued to EHC upon consummation of the Merger are being held in escrow. Any indemnification claims of the Issuer under the Merger Agreement will be settled by the return to the Issuer of Ordinary Shares being held pursuant to the Indemnity Escrow Agreement. On the date that is the earlier of (i) 30 days after the date on which the Issuer has filed its Annual Report on Form 10-K for its fiscal year ending December 31, 2014 or (ii) June 30, 2015, the shares remaining in escrow will be released to EHC (or its permitted transferees) except for any shares subject to pending claims and certain other matters.

The Issuer, EHC and certain other holders of the Issuer’s securities are party to the Amended and Restated Registration Rights Agreement, dated December 20, 2013 (“Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, EHC is entitled to demand that the Issuer register the resale of all Ordinary Shares it received upon consummation of the Merger under the Securities Act. EHC can elect to exercise these registration rights at any time. In addition, EHC has certain “piggy-back” registration rights with respect to registration statements filed by the Issuer.

CUSIP No. G87264 100	SCHEDULE 13D	Page 9 of 11 Pages

Item 7. Material to be filed as Exhibits.

99.1	Agreement and Plan of Reorganization, dated August 17, 2013 (as amended November 6, 2013), by and among the Issuer, Andina Merger Sub, Inc., Tecno Corporation, Tecnoglass and ES (included as an exhibit to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed December 4, 2013, and incorporated herein by reference).

99.2	Form of Lock-Up Agreement (included as an exhibit to the Issuer’s Current Report on Form 8-K, filed August 22, 2013 and incorporated herein by reference).

99.3	Additional Shares Escrow Agreement, dated December 20, 2013, by and among the Issuer, the Committee, the Representative and Continental Stock Transfer & Trust Company (included as an exhibit to the Issuer’s Current Report on Form 8-K, filed December 27, 2013, and incorporated herein by reference).

99.4	Indemnity Escrow Agreement, dated December 20, 2013, by and among the Issuer, the Committee, the Representative and Continental Stock Transfer & Trust Company (included as an exhibit to the Issuer’s Current Report on Form 8-K, filed December 27, 2013, and incorporated herein by reference).

99.5	Amended and Restated Registration Rights Agreement, dated December 20, 2013, by the Issuer and the securityholder signatories thereto (included as an exhibit to the Issuer’s Current Report on Form 8-K, filed December 27, 2013, and incorporated herein by reference).

99.6	Joint Filing Agreement, dated April 28, 2014, by and among EHC, Joaquin Fernandez and Alberto Velilla Becerra.

CUSIP No. G87264 100	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 28, 2014

ENERGY HOLDING CORPORATION

By: /s/ Jose M. Daes
Name: Jose M. Daes
Title: Chief Executive Officer

/s/ Joaquin Fernandez
Joaquin Fernandez

/s/ Alberto Velilla Becerra
Alberto Velilla Becerra

Exhibit 99.6

Joint Filing Agreement

This joint filing agreement (this “Agreement”) is made and entered into as of this 28th day of April, 2014, by and among Energy Holding Corporation, Joaquin Fernandez and Alberto Velilla Becerra. The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

ENERGY HOLDING CORPORATION

By: /s/ Jose M. Daes
Name: Jose M. Daes
Title: Chief Executive Officer

/s/ Joaquin Fernandez
Joaquin Fernandez

/s/ Alberto Velilla Becerra
Alberto Velilla Becerra